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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Winmark Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
032681 10 8
(CUSIP Number)
February 12, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	032681 10 8	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS: K. Jeffrey Dahlberg

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	USA

	5	SOLE VOTING POWER:

NUMBER OF		310,761

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		310,761

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	310,761

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	See Exhibit A
	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	032681 10 8	13G	Page	3	of	6
Item 1(a). Name of Issuer:
     Winmark Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     4200 Dahlberg Drive, Minneapolis, MN 55422
Item 2(a). Name of Person Filing:
     K. Jeffrey Dahlberg
Item 2(b). Address of Principal Business Office, or if None, Residence:
     1040 High Lake View, Colorado Springs, CO 80906
Item 2(c). Citizenship:
USA
Item 2(d). Title of Class of Securities:
     Common Stock, no par value
Item 2(e). CUSIP Number:
     032681 10 8
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
     or (c), Check Whether the Person Filing is a:
(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	032681 10 8	13G	Page	4	of	6
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

310,761

(b)	Percent of class:

5.5% (based upon 5,644,542 shares outstanding as of November 2, 2006, as reported in the Issuer’s Quarterly Reported filed on November 13, 2006)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 310,761

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 310,761

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
     N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certifications.
(a)	Not applicable

(b)	Not applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007	/s/ K. Jeffrey Dahlberg
K. JEFFREY DAHLBERG

EXHIBIT A
     This information is provided for informational purposes only. These securities are not included on page 2, item 11.

Entity	Number of shares
Trust for the benefit of Reporting Person’s children. The Reporting Person’s spouse is the sole trustee.	225,000
     The reporting person is not a trustee of such trust and disclaims beneficial ownership of these shares.